UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                  CAPRIUS, INC.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    14066K107
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                                 (CUSIP Number)

                         Noah Klarish & Associates, P.C.
        One World Trade Center, 85th Floor, NY, NY 10048 (212) 488-1111
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 19, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-(f) or 13d-1(g), check the following box
|_|.

Note: See Rule 13d-7(b) for other parties to whom copies are to be sent. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14066K107                                            Page 2 of 4 Pages
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Alvert Investment Strategies, Inc.
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2     Check the Appropriate Box If a Member of a Group
                                                                       a.  |_|
                                                                       b.  |_|
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3     SEC Use Only

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4     Source of Funds

      WC and PF
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

      Florida
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                  7     Sole Voting Power  692,564 (includes 440,064 shares held
  Number of             by Albert Investment Associated, L.P. and 252,500 shares
   Shares               held by various accounts over which Albert Investment
Beneficially            Strategies, Inc. has discretionary authority.)
  Owned By              --------------------------------------------------------
    Each          8     Shared Voting Power
  Reporting
   Person               0
    With                --------------------------------------------------------
                  9     Sole Dispositive Power  692,564 (includes 440,064 shares
                        held by Albert Investment Associated, L.P. and 252,500
                        shares held by various accounts over which Albert
                        Investment Strategies, Inc. has discretionary
                        authority.)
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        Albert Investment Strategies, Inc. has discretionary authority.
                        --------------------------------------------------------

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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      692,564
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


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13    Percent of Class Represented By Amount in Row (11)

      9.4
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14    Type of Reporting Person

      CO
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                      SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

            This statement relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Caprius, Inc., a Delaware corporation (the "Issuer"). The Issuer maintains its principal executive office at 46 Jonspin Road, Wilmington, MA 01887.

Item 2. Identity and Background.

            (a) This statement is filed by (i) Albert Investment Strategies, Inc., a Florida corporation ("Albert Investment Strategies"), with respect to shares of the Issuer's Common Stock held in investment accounts over which Albert Investment Strategies has discretionary authority, and (ii) Albert Investment Associates, L.P., a Delaware limited partnership (the "Albert Partnership") with respect to shares of the Issuer's Common Stock held by it. Albert Investment Strategies and the Albert Partnership shall sometimes be collectively referred to herein as the "Reporting Person."

            (b) The Reporting Person filed an initial Schedule 13D for an event of July 10, 1998 (the "Initial Schedule"), Amendment No. 1 to the Initial Schedule for an event of July 31, 1998 and Amendment No. 2 to the Initial Schedule for an event of August 25, 1998. Except to the extent set forth in this Amendment, the information in the Initial Schedule and the prior amendments remains unchanged.

Item 4. Purpose of Transaction.

            Item 4 is hereby amended to add the following:

            The Reporting Person has had several informal conversations with management of the Company concerning the Reporting Person's concern over the rapidly deteriorating operations and prospects of the Company as reflected in the precipitous decline in the market price of its shares of Common Stock. The Reporting Person has sought information and answers from management as to how management intends to finance the Company's continued operation in light of its current asset and liquidity position. The Reporting Person has also addressed its concern that the Company's ongoing overhead expenses and officers salaries are extremely high and bear no relationship to the limited revenue producing operations of the Company. The Reporting Person has not been satisfied with the responses given by management and the Reporting Person has requested that its representatives be invited to attend the next meeting of the Board of Directors of the Company for the purpose of discussing the above concerns. To the knowledge of the Reporting Person, no certain date has yet been established for the next meeting of the Board of Directors of the Company nor has the Reporting Person been invited to so attend.

            The Reporting Person is presently considering, either separately or with others, the pursuit of a course of action with respect to the Company and the Company's shares which could result in the Reporting Person gaining control of the Company. In order to achieve control of the Company, the Reporting Person may seek to purchase additional shares of the Company's Common Stock from time to time in open market purchases or privately negotiated transactions or pursue a corporate transaction such as a tender offer or merger. The decision to pursue any one or more of the above choices will depend upon the Reporting Person's continual assessment of certain factors, including the availability of the Company's shares at particular price levels, the reaction of the Company's management to the ideas and initiatives that the Reporting Person intends to propose, changes in the Company's prospects and general economic, stock market and financial conditions.

            Alternatively, the Reporting Person may consider, either separately or with others, engaging in a solicitation of proxies or written consents to elect its nominees as directors of the Company.

            Assuming a control transaction is consummated, the Reporting Person would conduct a review of the Company and its assets, corporate structure, operations, management and policies and consider what changes would be desirable in light of the circumstances then existing. Such changes may include pursuing appropriate opportunities for the sale or other disposition of the Company's properties.

            Except to the extent set forth above, the Reporting Person does not have any current plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of the Instructions to
Item 4 of Schedule 13D.

                                   Signatures

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 1999

                                       ALBERT INVESTMENTS STRATEGIES, INC.



                                   By: /s/ Ira Albert
                                       -----------------------------------------
                                                Ira Albert, President



                                       ALBERT INVESTMENT ASSOCIATES, L.P.
                                   By: ALBERT INVESTMENT STRATEGIES, INC.


                                   By: /s/ Ira Albert
                                       -----------------------------------------
                                                Ira Albert, President